UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENOVIX CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

293594107

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293594107

13G

1.	NAMES OF REPORTING PERSONS Eclipse GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,583,258 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,583,258 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,583,258 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Eclipse III (as defined in Item 2(a) below). Eclipse GP III (as defined in Item 2(a) below) is the general partner of Eclipse III and may be deemed to have voting, investment and dispositive power with respect to these securities. Mr. Susan (as defined in Item 2(a) below) is the sole managing member of Eclipse GP III and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Based on 157,103,967 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2022 (the “Form 10-Q”).

CUSIP No. 293594107

13G

1.	NAMES OF REPORTING PERSONS Eclipse Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,583,258 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,583,258 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,583,258 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Eclipse III. Eclipse GP III is the general partner of Eclipse III and may be deemed to have voting, investment and dispositive power with respect to these securities. Mr. Susan is the sole managing member of Eclipse GP III and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	Based on 157,103,967 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Form 10-Q.

CUSIP No. 293594107

13G

1.	NAMES OF REPORTING PERSONS Lior Susan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,583,258 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,583,258 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,583,258 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by Eclipse III. Eclipse GP III is the general partner of Eclipse III and may be deemed to have voting, investment and dispositive power with respect to these securities. Mr. Susan is the sole managing member of Eclipse GP III and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	Based on 157,103,967 shares of Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Form 10-Q.

CUSIP No. 293594107

13G

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on July 26, 2021 (the “Original Schedule 13G”) and is being filed by Eclipse Fund III, L.P. (“Eclipse III”), Eclipse GP III, LLC (“Eclipse GP III” and together with Eclipse III, the “Reporting Entities”) and Lior Susan (“Mr. Susan”). The Reporting Entities and Mr. Susan collectively are referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Eclipse III is the record owner of 7,583,258 shares of Common Stock (the “Eclipse III Shares”). As the general partner of Eclipse III, Eclipse GP III may be deemed to beneficially own the Eclipse III Shares. As the managing member of Eclipse GP III, Mr. Susan also may be deemed to beneficially own the Eclipse III Shares.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒.

CUSIP No. 293594107

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023.

ECLIPSE FUND III, L.P.

By:	Eclipse GP III, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE GP III, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

/s/ Lior Susan
Lior Susan